Exhibit 99.1 Press release

Quarterhill Announces Filing of Form 40-F

OTTAWA, Canada – March 1, 2019 – Quarterhill Inc. (“Quarterhill”) (TSX: QTRH) (NASDAQ: QTRH), today announced that it has filed its Form 40-F with the U.S. Securities and Exchange Commission.  A copy of the Form 40-F is available on the Quarterhill website at www.quarterhill.com.

Quarterhill shareholders may request a printed copy of the complete audited financial statements, free of charge, by emailing Quarterhill Investor Relations at ir@quarterhill.com or by regular mail addressed to Quarterhill Inc., 30 Duke Street West, Suite 604, Kitchener, Ontario, N2H 3W5, Attention: Investor Relations.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

For media and investor inquiries, please contact:

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com